October 23, 2006
VIA ELECTRONIC TRANSMISSION
AND FACSIMILE
Mr. Joseph Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Town Sports International Holdings, Inc.
Form 10-K for the Year Ended December 31, 2005
Form 8-K filed March 1, 2006
File No. 333-114210
Dear Mr. Foti:
     I am writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”), with respect to the above-referenced Annual Report on Form 10-K (the “10-K”) and Current Report on Form 8-K (the “8-K”) of Town Sports International Holdings, Inc. (the “Company” or “we”), in your letter dated October 10, 2006 (the “Comment Letter”).
     The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Comment Letter. For your convenience, your comments are set forth in italics in this letter, followed by the Company’s responses. The page numbers referred to in your comments and in the Company’s responses track the page numbers in the 10-K.
Form 10-K for the Year Ended December 31, 2005
Item 6 — Selected Financial Data — Note 2, page 27
1.	In the reconciliation provided for EBITDA to the most directly comparable GAAP financial measure (i.e. Net Income (Loss)), we note that you also include reconciliation to operating income and adjustments for a number of items, other than interest, taxes, depreciation & amortization that are then reversed / offset in the reconciliation. We believe you should solely reconcile to the most directly comparable GAAP financial measure, without a sublevel reconciliation to another GAAP financial measure, such as operating income. This will eliminate a confusing presentation with adjustments and then reversals of other items that should not be included in the reconciliation. In this regard, the reconciliation should be kept simple with solely adjustments of interest, taxes and depreciation & amortization from the most directly comparable financial measure.

Mr. Joseph Foti Securities and Exchange Commission	October 23, 2006 Page 2 of 7
In future annual reports on Form 10-K as well as other applicable filings, we will simplify the reconciliation provided for EBITDA within Selected Financial Data, reconciling only to Net Income (Loss).
Financial Statements
Consolidated Statements of Cash Flows, page F-6
2.	From disclosures in the operating activity section of the statement of cash flows and in Note 6 (February 4, 2004 Restructuring), we note that the company is incurring highly significant amounts of non-cash interest expense on its 11% Senior Discount Notes in which no cash interest is required to be paid prior to February 2009. In addition, this non-cash interest expense is being accreted though an increase in the amount of this long-term debt through payable-in-kind notes (herein referred to as “PIK” notes). We also note that you increase operating cash flows through the non-cash interest expense adjustment for these Discount notes. In substance, the PIK notes are accruals for interest incurred but not paid in cash (until a later date or redemption of the notes) under the guidance in footnote 12 of paragraph 28 in SFAS 95.
Although the unpaid interest may have been legally converted to additional principal on the debt, it is unclear whether you will account for the cumulative amount of this type of interest payable (through an increase in the principal amount of the notes) as an operating activity cash outflow at the date of redemption of these PIK notes. It appears the guidance in paragraph 23(d) of SFAS 95 requires payments to lenders, that are, in substance, payments for interest to be classified as operating cash outflows in the period paid. If treatment as an operating cash outflow is provided, we believe the disclosure in the statement should be specific and transparent, such as “Payment of Interest on PIK Notes,” “Redemption of PIK Notes in Lieu of Interest,” or some other similarly labeled caption. In this regard, we also note from disclosure in the June 30, 2006 Form 10-Q (i.e. Note 2 — Initial Public Offering) that IPO proceeds were used in July 2006 (3rd Quarter) for redemption of 35% of the aggregate principal amount of outstanding 11% Senior Discount Notes. It is unclear whether any of the PIK notes were redeemed with these proceeds. In view of the material amount of interest that is being incurred in this manner, please advise or confirm that such accounting treatment as an operating cash outflow will apply upon redemption of the PIK notes reflected as interest expense incurred on this debt.
In our September 30, 2006 Form 10-Q as well as all applicable future filings, we will segregate the “Payment of Interest on PIK Notes” and ensure that such amounts are presented separately as a reduction of Cash Flows From Operations. The portion of the debt payment that relates to the original principal balance and any related premiums paid on the extinguishment of debt will be recorded within Cash Used in Financing Activities because the July 2006 redemption of the debt was at the option of the Company.

Mr. Joseph Foti Securities and Exchange Commission	October 23, 2006 Page 3 of 7
Notes to Consolidated Financial Statements
8. Leases, page F-17
3.	We note that certain of your leases provide for additional rent to be charged based upon defined formulas of revenue, cash flow, or operating results of the respective facilities. Furthermore, we note that you recognized additional rent of approximately $10.6 million, $11.7 million, and $13.4 million for the years ended December 31, 2003, 2004, and 2005 respectively. Given the amount of additional rent that you recognize on an annual basis, please tell us, and disclose in Note 1 to your financial statements, your method and timing for accruing and/or recognizing contingent rent.
A large portion of our additional rent consists of Real Estate Taxes and Common Area Maintenance (“CAM”) charges that we pay to our landlords. These Real Estate Taxes and CAM charges represent 84% of the “additional” rent charges in 2003 and 2004 and 83% of such charges in 2005.
The remainder of our additional rent consists of rent charges recorded at approximately 28 of our clubs for which the leases provide for additional rent based on operating performance measures as defined. These leases typically call for additional rent payments calculated as a percentage of the respective club’s revenue or a percentage of revenue in excess of defined break-points during a specified fixed year. A majority of these leases require that we make monthly or quarterly additional rent payments based on the year to date results as defined in each lease. To the extent additional rental payments are not made at the time of a quarterly or annual reporting period, estimated additional rent is accrued for based on the forecasted results of such clubs for the applicable fiscal year.
In future annual reports on Form 10-K, as well as other applicable filings, we will separately disclose the components of additional rent that relate to Real Estate Taxes and CAM charges as well as those that relate to rent charges recorded as a result of operating performance measures. Additionally we will include a description of the methodology for recording additional rent as follows:
Deferred Lease Liabilities, Noncash Rental Expense and Additional Rent
The Company recognizes rental expense for leases with scheduled rent increases on a straight-line basis over the life of the lease beginning upon the commencement of the lease.
The Company leases office, warehouse and multi-recreational facilities and certain equipment under non-cancelable operating leases. In addition to base rent, the facility leases generally provide for additional rent to cover common area maintenance (“CAM”) charges incurred and to pass along increases in real estate taxes. The Company accrues for any unpaid CAM charges and real estate taxes on a club by club basis.

Mr. Joseph Foti Securities and Exchange Commission	October 23, 2006 Page 4 of 7
Certain leases provide for contingent rent based upon defined formulas of revenue, cash flows or operating results for the respective facilities. These contingent rent payments typically call for additional rent payments calculated as a percentage of the respective club’s revenue or a percentage of revenue in excess of defined break-points during a specified year. The Company records contingent rent expense over the related contingent rental period at the time the respective contingent targets are probable of being met.
10. Stockholders’ Deficit
b. Stock Options — Class A Common Stock Options, page F-21
4.	From disclosure in the last paragraph of your footnote, we note that you reduced the exercise price of your outstanding options by $52.50 in connection with your March 15, 2004 distribution to your common shareholders. Please tell us (i) whether you re-measured the intrinsic value of your stock options as of the date of their modification and (ii) whether the re-measurement of the intrinsic value of the options resulted in additional compensation expense to be recognized over the remaining vesting period of the options. In your response, please specifically discuss the amount of intrinsic value determined and recognized at the initial grant dates of your modified options, to the extent that such information will further our understanding of your accounting treatment. Refer to the requirements of paragraphs 38 through 48 and 60 though 62 of FIN 44. Also provide us any other specific accounting literature which you relied upon for your accounting treatment.
While most reductions of purchase price would normally require consideration of “repricings” for which the accounting considerations can be found in paragraphs 38-48 and 60 through 62 of FIN 44, this transaction is a result of “an equity restructuring” which is accounted for in the manner prescribed in Question 11(c) (or paragraphs 52 through 54) of FIN 44.
The issuance of a significant dividend is an event which meets the definition of an equity restructuring under FIN 44. Therefore, the literature cited in paragraphs 52 through 54 of FIN 44 provides for the adjustment of outstanding awards without accounting consequences if the specific tests are met.
Under Question 11(c), fixed accounting is still appropriate as long as certain requirements have been met. For example, paragraph 53 of FIN 44 says:
“53. Interpretation—Adjustments may be made to the exercise price, the number of shares, or both, of outstanding stock options or awards as a result of an equity restructuring transaction. An equity restructuring is a nonreciprocal transaction between an entity and its shareholders, such as a stock dividend, spinoff, stock split, rights offering, or recapitalization through a special, large nonrecurring dividend that causes the market value per share of the stock underlying the option or award to decrease. [Footnote 6 omitted.] At the time of an equity restructuring transaction, the exercise price may be reduced, the number of shares under the

Mr. Joseph Foti Securities and Exchange Commission	October 23, 2006 Page 5 of 7
award increased, or both, to offset the decrease in the per-share price of the stock underlying the award. There shall be no accounting consequence for changes made to the exercise price, the number of shares, or both, of an outstanding fixed award as a result of an equity restructuring if both of the following criteria are met:
a. The aggregate intrinsic value of the award immediately after the change is not greater than the aggregate intrinsic value of the award immediately before the change.
b. The ratio of the exercise price per share to the market value per share is not reduced.”
We completed the ratio test and the aggregate intrinsic value test on each of the four groups of options for which the exercise price was reduced by $52.50. The common stock options that were re-priced (from $53.00 to $0.50 and from $75.00 to $22.50) failed the ratio test, and as such, a deferred compensation charge was recorded to reflect the spread between the exercise price and the fair market value of the underlying stock at the time of the distribution event. For the periods presented, deferred compensation expense based on the fair market value at the specific date presented compared to the exercise price of either $0.50 or $22.50 was charged to compensation expense ratably over the vesting periods of the respective options.
Certain other options were adjusted from $100.0 to $47.50 and from $144.00 to $91.50, and these modifications met both the intrinsic value test and the ratio test. Based on the results of the tests, we concluded that the references in paragraphs 52 through 54 of FIN 44 would permit the maintenance of fixed accounting under APB 25, as amended, and that the considerations of re-pricings found in paragraphs 38 through 48 of FIN 44 do not apply.
12. Revenues from Club Operations, page F-23
5.	In fiscal 2003, we note you recognized approximately $3 million of Business Interruption Insurance Proceeds as Revenues in your consolidated financial statements. The proceeds of this nature are not central or integral to your on-going revenue generating activities. Rather, the proceeds were received for the inability to conduct your major or central operations. As such, classification of this item within revenues is not appropriate. However, classification as a reduction of operating expenses may be considered appropriate for the display of insurance recoveries of this nature. Also, we refer you to the Views as stated in the Issues Summary on EITF Consensus Issue 01-13. Please confirm that any future insurance recoveries of similar nature will not be reflected as revenues in the consolidated statements of operations.
We acknowledge this comment. In future filings, insurance recoveries of similar nature will not be reflected as revenues in the consolidated statements of operations.

Mr. Joseph Foti Securities and Exchange Commission	October 23, 2006 Page 6 of 7
Independent Auditors’ Report, page F-37
6.	In accordance with the guidance in Rule 2-02(a) of Regulation S-X, the independent auditor’s report for Kalorama Sports Management Associates should include the name of the independent public accountant, as well as the city and state where the audit report is issued.
In future filings, the independent auditor’s report for Kalorama Sports Management Associates will include the name of the independent public accountant, as well as the city and state where the audit report is issued.
Form 8-K filed March 1, 2006
7.	We note that you have disclosed Adjusted EBITDA as a performance measure in your Form 8-K as you believe it provides useful information regarding your operating performance and financial condition. However, we do not believe that you have disclosed a substantive reason — specific to you — which demonstrates the usefulness of this measure to your investors. Please tell us and revise your disclosures to discuss the substantive reason — specific to you — that demonstrates the usefulness to investors of disregarding recurring item such as “non-cash rental expense, net of non-cash rental income,” and “non-cash compensation expense incurred in connection with stock options,” as well as any other charges excluded from this non-GAAP measure, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K. Alternatively, please discontinue disclosure of this non-GAAP measure in your future furnishings on Form 8-K.
We believe Adjusted EBITDA is useful to the Company’s investors because this measure helps them to more meaningfully evaluate our overall operating performance, and compare our results from period to period, by removing those items that are generally of a non-operating nature. We believe this measure also enables our investors to assess the Company’s performance on the same basis applied by our management and Board of Directors, and to ease comparisons with peer companies that present Adjusted EBITDA. As mentioned in the press release incorporated by reference into the 8-K, Adjusted EBITDA is substantially similar to a metric used by the Company’s lenders when assessing our compliance with debt covenants. Therefore, we believe that presenting Adjusted EBITDA is useful to the Company’s investors so that they may also assess our compliance with debt covenants. Finally, Adjusted EBITDA is substantially similar to criteria that the Company has historically used for performance-based components of employee compensation. In future filings, we will revise our disclosure of the reasons why we believe Adjusted EBITDA is useful to the Company’s investors to include a discussion of the aforementioned reasons.
* * * * *
The Company acknowledges that:

Mr. Joseph Foti Securities and Exchange Commission	October 23, 2006 Page 7 of 7
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * * * *
     Thank you very much for your prompt review of this letter. Please call me at (212) 246-6700 should you or any other member of the SEC staff have any questions or additional comments.
Very truly yours,
TOWN SPORTS INTERNATIONAL HOLDINGS, INC.
/s/ RICHARD PYLE
Richard Pyle
Chief Financial Officer

cc:	Mr. Jeffrey Sears (Staff)
Mr. Donald G. Brenner (PricewaterhouseCoopers LLP)
Ms. Julie M. Allen, Esq. (Proskauer Rose LLP)